Exhibit 99.1

Neptune Nominates Jane Pemberton and Frank Rochon for Election to Board of Directors

LAVAL, QC, July 21, 2020 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), a diversified and fully integrated health and wellness company focused on natural, plant-based, sustainable and purpose-driven lifestyle brands, is pleased to announce today the nomination of Jane Pemberton and Frank Rochon for election to the Company's Board of Directors by the Company's shareholders at its Annual General Meeting to be held on August 12, 2020.

Ms. Pemberton is a growth driven, brand loving, digital first executive with over 25 years of experience building and investing in highly profitable business with a focus on "good for you" businesses around the world. Ms. Pemberton is currently the Operating Advisor at North Castle Partners, a leading private equity firm focused exclusively in the Health, Wellness & Active Living Sector. Prior to North Castle Partners, she served in multiple leadership roles at Gaiam, The Mommy & Me Company, Fox Filmed Entertainment and The Walt Disney Company. Ms. Pemberton currently serves on the Board of Directors for ProSupps USA and The Escape Game.

Mr. Rochon has built a distinguished career over the past 30 years, serving in numerous key leadership positions with the past 20 years at Deloitte Canada. He most recently served as Vice Chairman and Managing Partner of Clients and Industries leading Deloitte Canada's client and market portfolio, overseeing the firm's most significant client relationships and opportunities. Mr. Rochon is widely sought after for his business insights and hands-on experience in all aspects of professional services within the Canadian business landscape. At Deloitte, he served in many roles such as Regional Managing Partner roles and also as Deloitte Canada M&A Executive Leader. In addition, Mr. Rochon served on the Deloitte Global executive leadership and the Canadian Board of Directors. Mr. Rochon holds a degree in Business from the University of Ottawa.

"We are very proud to have named two talented and seasoned individuals for election to our Board of Directors," said Michael Cammarata, Chief Executive Officer of Neptune Wellness Solutions. "Jane's extensive experience driving accelerated revenue growth, earnings and brand equity, without compromising core values, culture, authenticity or purpose and Frank's strong financial expertise, governance, market and operational executive leadership, will be invaluable contributions to our Board as we continue to execute on our mission to redefine health and wellness."

"We look forward to welcoming both of these accomplished individuals to our Board," said John Moretz, Chairman of the Board of Directors of Neptune Wellness Solutions. "Jane and Frank will be great additions to the very diverse set of minds around our Board table as we work towards our collective goals and lead the Company into its next phase of growth."

About Neptune Wellness Solutions Inc.

Neptune Wellness Solutions is a diversified and fully integrated health and wellness company.  With a mission to redefine health and wellness, Neptune is focused on building a broad portfolio of high quality, affordable consumer products in response to long-term secular trends and market demand for natural, plant-based, sustainable and purpose-driven lifestyle brands. The Company utilizes a highly flexible, cost-efficient manufacturing and supply chain infrastructure that can be scaled up and down or into adjacent product categories to identify new innovation opportunities, quickly adapt to consumer preferences and demand, and bring new products to market through its mass retail partners and e-commerce channels. Leveraging decades of expertise in extraction and product formulation, Neptune is a leading provider of turnkey product development and supply chain solutions to business customers across several health and wellness verticals, including legal cannabis and hemp, nutraceuticals and white label consumer packaged goods. The Company has a strong position in cannabis and hemp with research, development and commercialization focused on the use of cannabinoids in household products to make them safer, healthier and more effective.  Neptune's corporate headquarters is located in Laval, Quebec, with a 50,000-square-foot production facility located in Sherbrooke, Quebec and a 24,000 square-foot facility located in North Carolina. For additional information, please visit: https://neptunecorp.com/

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes", "belief", "expects", "intends", "projects", "anticipates", "will", "should" or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune's website at www.neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Neptune Wellness Solutions Inc.

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For further information: Investor Information: ICR, Scott Van Winkle, 617-956-6736, scott.vanwinkle@icrinc.com; Media Requests: ICR, Cory Ziskind, 646-277-1232, cory.ziskind@icrinc.com

CO: Neptune Wellness Solutions Inc.

CNW 08:00e 21-JUL-20